December 5, 2017

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Attention: Ms. Anu Dubey

Re:                             Brookfield Investment Funds (the “Registrant”)
File Numbers: 333-221192; 811-221192

Dear Ms. Dubey:

Pursuant to Rule 461 under the Securities Act of 1933, the Registrant and its undersigned distributor, hereby request that the effective date of the Pre-Effective Amendment No.1 to the Registrant’s Registration Statement on Form N-14 (“Pre-Effective Amendment”) be accelerated so that the Pre-Effective Amendment may be declared effective on December 5, 2017, or as soon as practicable thereafter.

Thank you for your consideration of this request. Should questions arise in connection with this request, please call Vadim Avdeychik of Paul Hastings LLP at (212) 318-6054.

Very truly yours,

Brookfield Investment Funds

/s/ Brian F. Hurley

Brian F. Hurley
President

and

Quasar Distributors, LLC

/s/ James Schoenike

James Schoenike
President